UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                  GARTNER, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                Class A Common Stock, Par Value $.0005 Per Share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    366651107
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Silver Lake Partners
                          320 Park Avenue, 33rd Floor
                            New York, New York 10022
                                 (212) 981-5600
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 18, 2003
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------                                         -----------------
CUSIP No.  366651107                                           Page 2  of  6
--------------------                                         -----------------

    1 NAME OF REPORTING PERSONS: SILVER LAKE PARTNERS, L.P., a Delaware limited partnership.
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
          Not required.

--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |X|
                                                                   (b) |_|

--------- ---------------------------------------------------------------------
   3      SEC USE ONLY

--------- ---------------------------------------------------------------------
   4      SOURCES OF FUNDS*


--------- ---------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                               |_|

--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware

-------------------- -------- -------------------------------------------------
                        7     SOLE VOTING POWER
 NUMBER OF SHARES

                                     ----
BENEFICIALLY OWNED   -------- -------------------------------------------------
                        8     SHARED VOTING POWER

BY EACH REPORTING                    46,828,650
                     -------- -------------------------------------------------
                        9     SOLE DISPOSITIVE POWER
      PERSON
                                     ----
                     -------- -------------------------------------------------
       WITH            10     SHARED DISPOSITIVE POWER

                                     46,828,650
-------------------- -------- -------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                     46,828,650
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                     |_|

--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      49%
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                                        PN
--------- ---------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------                                         -----------------
CUSIP No.  366651107                                           Page 3  of  6
--------------------                                         -----------------


    1 NAME OF REPORTING PERSONS: SILVER LAKE INVESTORS, L.P., a Delaware limited partnership.
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
          Not Required.

--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |X|
                                                                   (b) |_|

--------- ---------------------------------------------------------------------
   3      SEC USE ONLY

--------- ---------------------------------------------------------------------
   4      SOURCES OF FUNDS*

--------- ---------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                               |_|

--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware

-------------------- -------- -------------------------------------------------
                        7     SOLE VOTING POWER
 NUMBER OF SHARES

                                    ----
BENEFICIALLY OWNED   -------- -------------------------------------------------
                        8     SHARED VOTING POWER

 BY EACH REPORTING                 46,828,650
                     -------- -------------------------------------------------
                        9     SOLE DISPOSITIVE POWER
      PERSON
                                     ----
                     -------- -------------------------------------------------
       WITH            10     SHARED DISPOSITIVE POWER

                                   46,828,650
-------------------- -------- -------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   46,828,650
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                     |_|

--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       49%
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*.

                                         PN
--------- ---------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------                                         -----------------
CUSIP No.  366651107                                           Page 4  of  6
--------------------                                         -----------------


    1 NAME OF REPORTING PERSONS: SILVER LAKE TECHNOLOGY INVESTORS, L.L.C., a Delaware limited liability company.
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
          Not Required

--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |X|
                                                                   (b) |_|

--------- ---------------------------------------------------------------------
   3      SEC USE ONLY

--------- ---------------------------------------------------------------------
   4      SOURCES OF FUNDS*


--------- ---------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                               |_|

--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware

-------------------- -------- -------------------------------------------------
                        7     SOLE VOTING POWER
 NUMBER OF SHARES
                                   ----

BENEFICIALLY OWNED   -------- -------------------------------------------------
                        8     SHARED VOTING POWER

 BY EACH REPORTING                 46,828,650
                     -------- -------------------------------------------------
                        9     SOLE DISPOSITIVE POWER
      PERSON
                                    ----
                     -------- -------------------------------------------------
       WITH            10     SHARED DISPOSITIVE POWER

                                   46,828,650
-------------------- -------- -------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                   46,828,650
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                     |_|


--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                   49%
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*


                                   OO
--------- ---------------------------------------------------------------------

                                                             -----------------
                                                               Page 5  of  6
                                                             -----------------


          This statement ("Amendment No. 1") amends and supplements the
Schedule 13D relating to the Common Stock of Gartner originally filed on April 15, 2003 by each of the entities identified on the cover pages to this Amendment No. 1. Capitalized terms defined in the Schedule 13D are used herein with their defined meanings.

Item 4.   Purpose of Transaction.

          Item 4(j) is hereby amended and restated in its entirety as follows:

          (j) On September 18, 2003, the Silver Lake Entities delivered written notice to Gartner advising Gartner that the Silver Lake Entities elect to convert, pursuant to Section 4(c)(i) of the Notes, the entire principal amount of their Notes, plus all accrued and unpaid interest thereon, into shares of Common Stock on the later of the eleventh business day following such notice or the first Business Day after all approvals under the HSR Act are obtained
(the "Conversion Notice"). The Conversion Notice is revocable, at the option of the Silver Lake Entities, pursuant to the terms of the Notes. Additionally, on September 18, 2003, the Silver Lake Entities sent written notice to Gartner (the "HSR Notice") requesting that it make the requisite filings pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") with respect to the conversion of the Notes into the Subject Shares, as required by the Securityholders Agreement.


Item 5.   Interest in Securities of the Issuer.

          The first paragraph of Item 5(a) - (b) is hereby amended and restated in its entirety as follows:

          (a) - (b) As a result of the convertibility of the Notes, the Silver Lake Entities may be deemed to be the beneficial owners of approximately 46,828,650 shares of Common Stock (the "Subject Shares") as of the date hereof. Based upon information contained in the Quarterly Report for the period ended on June 30, 2003 on Form 10-Q filed by Gartner with the Securities and Exchange Commission (the "SEC") on August 14, 2003, the Subject Shares, when issued, would constitute approximately 49% of the issued and outstanding shares of Common Stock and approximately 37.6% of the total issued and outstanding shares of the Common Stock and the Class B Common Stock, par value $.0005, of Gartner, on a combined basis.

Item 7.   Material to be Filed as Exhibits.

          Exhibit 1  Conversion Notice

          Exhibit 2  HSR Notice

                                   Signatures

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  September 18, 2003

                                 SILVER LAKE PARTNERS, L.P.

                                 By:  Silver Lake Technology Associates,
                                      L.L.C., its general partner


                                 By:     /s/ Glenn H. Hutchins
                                      ---------------------------------------
                                      Name:  Glenn H. Hutchins
                                      Title: Managing Member


                                 SILVER LAKE INVESTORS, L.P.

                                 By:  Silver Lake Technology Associates,
                                      L.L.C., its general partner


                                 By:     /s/ Glenn H. Hutchins
                                      ---------------------------------------
                                      Name:  Glenn H. Hutchins
                                      Title: Managing Member


                                 SILVER LAKE TECHNOLOGY INVESTORS, L.L.C.

                                 By:  Silver Lake Technology Management,
                                      L.L.C., its manager


                                 By:     /s/ Glenn H. Hutchins
                                      ---------------------------------------
                                      Name:  Glenn H. Hutchins
                                      Title: Managing Member

                                                                    Exhibit 1



                          SILVER LAKE PARTNERS, L.P.
                                320 Park Avenue
                           New York, New York 10022




                                                   September 18, 2003




Lewis G. Schwartz, Esq.
Senior Vice President and General Counsel
Gartner, Inc.
56 Top Gallant Road
Stamford, Connecticut  06904



                             Re: Conversion Notice
                                 -----------------

Dear Lew:

                Pursuant to Section 4(c)(i) of the Notes, each of the undersigned Holders of the Notes hereby elects to convert the entire principal amount of each of the Notes held by such Holder, plus all accrued and unpaid interest thereon, into shares of Class A Common Stock on the Conversion Date
(as hereinafter defined). The Holders elect to convert on the later of October 3, 2003 or the first Business Day afer all approvals under the HSR Act are obtained (the "Conversion Date") into shares of Class A Common Stock (i) the Amended and Restated 6% Convertible Junior Subordinated Promissory Note due 2005 in the amount of $262,458,172 to Silver Lake Partners, L.P., plus all accrued and unpaid interest thereon, (ii) the Amended and Restated 6% Convertible Junior Subordinated Promissory Note due 2005 in the amount of $7,541,828 to Silver Lake Investors, L.P., plus all accrued and unpaid interest thereon, and (iii) the Amended and Restated 6% Convertible Junior Subordinated Promissory Note due
2005 in the amount of $15,000,000 to Silver Lake Technology Investors, L.L.C, plus all accrued and unpaid interest thereon.

                  This Conversion Notice shall be revocable by each of the Holders pursuant to the terms of the Notes. Capitalized terms that are defined in the Amended and Restated Securityholders Agreement, dated as of July 12, 2002, among Gartner, Inc., Silver Lake Partners, L.P. and the securityholders signatory thereto, are used herein with their defined meanings.


                              Very truly yours,

                              SILVER LAKE PARTNERS, L.P.

                              By: Silver Lake Technology Associates, L.L.C., its general partner



                                     By:    /s/ Glenn H. Hutchins
                                         __________________________
                                         Name:  Glenn H. Hutchins
                                         Title: Managing Member



                              SILVER LAKE INVESTORS, L.P.

                              By: Silver Lake Technology Associates, L.L.C., its general partner


                                    By:     /s/ Glenn H. Hutchins
                                         __________________________
                                         Name:  Glenn H. Hutchins
                                         Title: Managing Member


                              SILVER LAKE TECHNOLOGY INVESTORS, L.L.C.


                                       By: /s/ Glenn H. Hutchins
                                          _________________________
                                          Name:  Glenn H. Hutchins
                                          Title: Managing Member

cc:  Robert D. Sanchez, Esq.

                                                                      Exhibit 2

                          SILVER LAKE PARTNERS, L.P.
                                320 Park Avenue
                           New York, New York 10022



                                                    September 18, 2003


Lewis G. Schwartz, Esq.
Senior Vice President and General Counsel
Gartner, Inc.
56 Top Gallant Road
Stamford, CT  06904

                          Re: HSR Act Filings
                              ---------------

Dear Lew:

          Pursuant to Section 6.1 of the Amended and Restated Securityholders Agreement, dated as of July 12, 2002 (the "Securityholders Agreement"), among Gartner, Inc. ("Gartner"), Silver Lake Partners, L.P. and the securityholders signatory thereto and on behalf of Silver Lake, we hereby request that Gartner promptly (i) make any and all filings which it is required to make under the HSR Act with respect to the conversion of all of the outstanding Notes, plus all accrued and unpaid interest thereon, into shares of Class A Common Stock and (ii) furnish Silver Lake with such necessary information and reasonable assistance as Silver Lake may reasonably request in connection with its preparation of any necessary filings or submissions to the FTC or the Antitrust Division, including, without limitation, any filings or notices necessary under the HSR Act. Capitalized terms that are defined in the Securityholders Agreement are used herein with their defined meanings.

          Section 6.1 of the Securityholders Agreement provides that any such actions with respect to the conversion of the Notes into shares of Class A Common Stock shall have been taken three months prior to April 17, 2003 and at such times thereafter as Silver Lake shall reasonably request. Accordingly, Silver Lake would appreciate Gartner's cooperation in making such filings as expeditiously as possible. The Company is required to pay all expenses and fees payable to governmental authorities in connection with filings made pursuant to Section 6.1 of the Securityholders Agreement.

          Silver Lake is prepared to promptly satisfy its filing and information requirements pursuant to Section 6.1 of the Securityholders Agreement. Please contact Silver Lake at your earliest convenience in order to coordinate the HSR filings.


                               Very truly yours,

                               SILVER LAKE PARTNERS, L.P.

                               By:  Silver Lake Technology Associates, L.L.C.,
                                      its general partner



                                       By:   /s/ Glenn H. Hutchins
                                          __________________________
                                          Name:  Glenn H. Hutchins
                                          Title: Managing Member


cc:  Robert D. Sanchez, Esq.